POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2007
US Funds

General

The following information, prepared as at 11 December 2007, should be read in conjunction with the unaudited interim consolidated financial statements of PolyMet Mining Corp. (the “Company” or “PolyMet”) for the period ended 31 October 2007 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts are expressed in United States dollars unless otherwise indicated.

The Audit Committee of the Board of Directors of the Company, consisting of three independent directors, has reviewed this document pursuant to its mandate and charter.

Forward Looking Statements

This Management Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, mineral resource and mineral reserve estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permit to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Cautionary note to U.S. investors: the terms “measured and indicated mineral resource”, “mineral resource”, and “inferred mineral resource” used in this Management Discussion and Analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. U.S. investors are advised that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. Mineral Resources do not have demonstrated economic viability. It cannot be assumed that all or any part of a Mineral Resource will ever be upgraded to Mineral Reserves. Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the factors underlying forward-looking statements.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2007
US Funds

Description of Business and Summary of Recent Events

PolyMet is a Toronto Stock Exchange and American Stock Exchange listed Issuer engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property and principal focus is the commercial development of its NorthMet Project, a polymetallic project in northeastern Minnesota, USA which hosts copper, nickel, cobalt and platinum group metal mineralization.

On 15 November 2005 the Company, through its Minnesota subsidiary (Poly Met Mining, Inc.), completed the early exercise of PolyMet’s option with Cleveland Cliffs, Inc. (NYSE:CLF) (“Cliffs”). The Company now owns 100% of the Erie Plant. It should be noted that the final agreement with Cliffs involved substantially more milling and processing equipment compared to the option agreement previously announced in February 2004.

The Erie Plant is 10 kilometers away from the NorthMet deposit, was operated by Cliffs for many years and was acquired by Cliffs in early 2001 from LTV Steel Mining Company after that company’s bankruptcy. The process plant was placed on care-and-maintenance with a view to a potential restart. With minor modification, the crushing and milling circuits can be used as a concentrator for NorthMet ore. The plant assets now owned by PolyMet include crushing, milling, flotation capacity, comprehensive spare parts, plant site buildings, real estate, tailings impoundments and mine work shops, as well as access to extensive mining infrastructure including roads, rail, water and power. The new hydrometallurgical plant is planned to be installed adjacent to the existing mill on surplus land.

PolyMet plans to refurbish and reactivate the crushing, concentrating and tailings facilities at the Erie Plant to produce a “bulk concentrate” containing copper, nickel, cobalt and precious metals. This bulk concentrate will feed new hydrometallurgical metal recovery processing facilities.

On 20 December 2006 the Company acquired from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. This transaction also includes a 120-railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities.

PolyMet has indemnified Cliffs for ongoing reclamation and remediation associated with the property.

On 25 September 2006 PolyMet announced that the Definitive Feasibility Study (“DFS”) prepared by Bateman Engineering (Pty) Ltd. (“Bateman”) confirms the economic and technical viability of the Company’s NorthMet copper-nickel-precious metals project. The executive summary of the DFS has been summarized in a Technical Report that confirms to National Instrument 43-101 (“NI 43-101”) and has been filed on PolyMet’s website (www.polymetmining.com) and on SEDAR.

The DFS describes measured and indicated mineral resources of 422.1 million tons grading 0.28% copper, 0.08% nickel and 0.01 ounces per ton (“opt”) of precious metals (palladium, platinum and gold). In addition, the DFS reports inferred mineral resources of 120.6 million tons grading 0.25% copper, 0.07% nickel, and 0.01 opt of precious metals. Mineral resources are not reserves and do not have demonstrated economic viability.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2007
US Funds

The DFS also established proven and probable mineral reserves. This material, contained within the measured and indicated mineral resources, totals 181.7 million tons grading 0.31% copper, 0.09% nickel, and 0.01 opt of precious metals. These mineral reserves are based on copper at $1.25 per pound, nickel at $5.60 per pound, and precious metal prices of $210, $800, and $400 per ounce respectively for palladium, platinum and gold.

The DFS is based on processing of 32,000 tons of ore per day, which is the size of operation being permitted.

Initial direct capital costs, including contingency, are estimated at approximately $312 million. Indirect costs including engineering and construction management, project insurance, the anticipated cost of environmental insurance related to reclamation and closure guarantees, and other owner’s costs are estimated at $68 million, for a total capital cost of approximately $380 million. Sustaining capital is projected at a total of $72 million for the first 20 years.

During the nine months ended 31 October, 2007, and up to the date of this Management Discussion and Analysis, the Company continued to advance its NorthMet Project including the activities noted below.

The Company has completed its scheduled winter drilling program and on 9 August 2007 reported that measured and indicated mineral resources at the NorthMet Project have increased by 51% to 638 million short tons from the 422 million short tons reported in the DFS. The revised mineral resource estimates are based on the same cut-off grades used in the DFS – namely a Net Metal Value (“NMV”) of US$7.42 per ton, reflecting mine planning at a copper price of US$1.25 per pound and a nickel price of US$5.60 per pound – see notes to the following table.

The increase in mineral resources reflects two changes:

  Data from the winter drill program which confirmed the continuity of the main mineralized zone and the size of the Magenta Zone, which extends down dip and to the west. These changes contributed 149 million short tons to the increase in measured and indicated mineral resources.
  Extension of the overall mineral envelope to approximately 1,600 feet below surface, compared with the prior cutoff at approximately 1,100 feet below surface. This change contributed 67 million short tons to the increase in measured and indicated mineral resources.

As a result, measured and indicated mineral resources have increased by 216 million short tons to 638 million short tons and inferred mineral resources have been expanded to 252 million short tons from 121 million short tons – all on the DFS cut-off grade. Details of the mineral resources are set out in the following table.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2007
US Funds

Updated Mineral Resources compared with DFS

	Short	Copper	Nickel	Cobalt	Precious Metals
	Tons
	(millions)	(%)	(%)	(%)	(oz/st)	(g/mt)
Updated Mineral Resource
Estimate
Measured	187.0	0.287	0.084	0.007	0.010	0.359
Indicated	451.1	0.256	0.075	0.007	0.009	0.325
Measured & Indicated	638.2	0.265	0.078	0.007	0.010	0.334
Inferred	251.6	0.275	0.079	0.006	0.011	0.385

DFS
Measured	133.7	0.298	0.087	0.008	0.011	0.371
Indicated	288.4	0.266	0.078	0.007	0.010	0.330
Measured & Indicated	422.1	0.276	0.081	0.007	0.010	0.343
Inferred	120.6	0.247	0.074	0.007	0.009	0.315

Change in M&I from DFS to
Current
Infill drilling	149.3
Extension to 0’ elevation from
500’ elevation	66.7
Total change	216.1

1.

Mineral Resources have been calculated using the following metal prices: Copper - $1.25/lb, Nickel - $5.60 per pound, Cobalt - $15.25/lb, Palladium - $210 per ounce, Platinum - $800 per ounce and Gold - $400 per ounce.

2.

The Net Metal Value (NMV) is calculated by summing the product of the grade of each metal, the metal price (in the same units) used in resource modeling, the expected metal recovery, and the expected payment terms as set out in the DFS.

The resource estimate update was completed by a team from the Toronto office of Wardrop Engineering working closely with PolyMet’s chief geologist Richard Patelke. A NI 43-101 compliant report describing this increase was issued in September 2007 and has been filed on PolyMet’s website (www.polymetmining.com) and on SEDAR. Pierre Desautels of Wardrop and Richard Patelke of PolyMet are the Qualified Persons for this report.

On 26 September 2007 PolyMet reported that proven and probable mineable reserves at the NorthMet Project have increased, on an interim basis, by 51% to 275 million short tons from the 182 million short tons reported in the DFS.

The interim reserves are constrained to mineable blocks associated with material contained in the measured, indicated, and inferred resource blocks in the DFS for which detailed mining cost estimates, infrastructure planning, and waste rock stockpile locations were prepared as part of a larger study supporting the DFS. It should be noted that the inferred resources were not included in the DFS or in this interim reserve update.

In conjunction with this interim increase in reserves, the strip (waste:ore) ratio for the revised mine plan has declined to 1.46:1 from 1.66:1.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2007
US Funds

Interim Updated Reserves compared with DFS

	Short Tons	Copper	Nickel	Cobalt	Precious Metals
	(millions)	(%)	(%)	(%)	(oz/st)	(g/mt)
Updated Reserve Estimate
Proven	118.1	0.30	0.09	0.008	0.011	0.368
Probable	156.5	0.27	0.08	0.008	0.010	0.327
Proven and Probable	274.7	0.28	0.08	0.008	0.010	0.337
Waste	401.2
Strip Ratio	1.46

DFS
Proven	80.4	0.32	0.09	0.008	0.012	0.406
Probable	101.3	0.30	0.08	0.007	0.011	0.385
Proven and Probable	181.7	0.31	0.08	0.008	0.012	0.395
Waste	302.3
Strip Ratio	1.66

1.	The terms Mineral Resources and Reserves as used herein conform to the definitions contained in National Instrument 43-101.

2.

Mineral Resources and Reserves have been calculated using the following metal prices: Copper - $1.25/lb, Nickel - $5.60 per pound, Cobalt - $15.25/lb, Palladium - $210 per ounce, Platinum - $800 per ounce and Gold - $400 per ounce.

The reserve estimate update was completed by a team from the Toronto office of Wardrop Engineering working closely with PolyMet's team of Don Hunter and Richard Patelke. Gordon Zurowski of Wardrop and Don Hunter of PolyMet are the Qualified Persons.

During the first quarter of 2008, PolyMet anticipates completing a full update of both mineral resources and reserves. This will be based on more current metal price assumptions, capital costs, current operating cost estimates reflecting the planned use of a more efficient mining fleet than contemplated in the DFS, all of the drilling completed to date, detailed mining cost estimates for tons of material not included in the DFS and other operating parameters. The reserves, which reflect mine planning, will be constrained to approximately the same footprint as the plan under environmental impact review and permitting.

This review will also incorporate the results of a review of the marketability of copper-nickel concentrates during the construction and commissioning of the hydrometallurgical plant.

In January 2007, the Company submitted its NorthMet Project Description to state and federal regulators. The Project Description lays out the Company’s development plans and proposed environmental safeguards. Independent environmental contractors are preparing the Environmental Impact Statement (“EIS”) for the project. On November 7, 2007, PolyMet announced that it expected the draft EIS to be available by around the end of the first quarter of 2008.

The draft EIS will be an assessment of potential environmental, social and economic effects of the proposed project. Once the draft EIS is published, non-government organizations, government agencies and the public will have an opportunity to comment. The final EIS will incorporate analysis and appropriate responses to comments, a process that can take several months. The issuance of a final EIS would allow the DNR to issue environmental and operating permits. Prior to receipt of these permits, the Company intends to secure production debt financing that would be available upon receipt of key permits, with construction slated to start upon availability of finance.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2007
US Funds

In March 2007, PolyMet appointed key operating and construction staff for the development of the NorthMet Project.

Since completing the DFS in 2006, and in parallel with the environmental and permitting process, PolyMet’s construction team has been focused on optimizing the construction timeline and logistics, including assessing the possibility of achieving earlier sales of some interim products which could commence before the entire project is completed, shortening the timeline to first revenues and reducing the pre-revenue capital expenditure.

Construction of NorthMet is expected to be made up of four major components:

1.	Refurbishment of the existing Erie Plant facilities;
2.	Construction of a new hydrometallurgical plant;
3.	Construction of the mine and reactivation of some existing mine infrastructure; and
4.	Implementation of environmental safeguards.

On 25 April 2007, the Company’s agreement with Minnesota Power, whereby Minnesota Power will provide all of PolyMet’s electric service needs at its NorthMet Project was approved by the Minnesota Public Utilities Commission.

On 21 August 2007, PolyMet announced the hiring of three senior members of its Minnesota management team. LaTisha Gietzen, Vice-President of Public, Government, and Environmental Affairs, will manage government and public relations. James Tieberg, Division Manager of Mining, will oversee mine development, construction, and operations. David Draves, Site Controller, will be responsible for financial controls and accounting at the NorthMet Project.

On 4 September 2007, the Company announced that it had signed a comprehensive Project Labour Agreement (“PLA”) governing the planned construction of the NorthMet Project. The PLA secures a supply of construction labour for NorthMet and defines the ground rules for working conditions, schedules, overtime and safety. The agreement also includes “no strike” provisions.

In addition to the aforementioned developments relating to the NorthMet Project, PolyMet completed the following corporate related activities.

On 31 October 2006 the Company entered into an agreement with BNP Paribas (“BNPP”) whereby BNPP will advise and assist the Company in all aspects of preparation for construction financing.

In February 2007, PolyMet graduated from the TSX Venture Exchange to the Toronto Stock Exchange (“TSX”) and commenced trading on the TSX under the symbol POM.

In March 2007, BNPP, acting in its construction financing advisor capacity, retained Micon International Limited (“Micon”) as Independent Engineer in connection with construction finance for the NorthMet Project. Micon is undertaking a detailed review of the DFS.

On 8 March 2007, the Company announced that William D. Corneliuson joined its Board of Directors.

On 17 April 2007, PolyMet announced that it had closed a private placement financing of 15 million units, at US$2.75 per unit with each unit comprising one common share and one-half of

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2007
US Funds

one warrant. Each, whole warrant is exercisable into a common share at a price of US$4.00 at any time until 13 October 2008 subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. After paying cash finders’ fees totaling US$1.43 million, the financing raised $39.82 million.

In May 2007, Warren Hudelson retired from his position as Executive Vice President and Director of the US subsidiary, Poly Met Mining, Inc. but he continues as an advisor to the Company in connection with permitting of the NorthMet Property.

Results of Operations

For the three months ended 31 October 2007 (the “2008 third quarter”) compared to the three months ended 31 October 2006 (the “2007 third quarter”)

a)	Loss for the Period:

During the three months ended 31 October 2007, the Company incurred a loss of $374,000 ($0.00 loss per share) compared to a loss of $3.864 million ($0.03 loss per share) in the fiscal 2007 third quarter. The decrease in the net loss for the period was primarily attributable to:

  Upon completion of the DFS in late September 2006, the Company commenced capitalizing those costs directly related to the NorthMet Project (prior to this those costs had been expensed in line with the Company’s accounting policy in this area);
  During the 2008 third quarter stock-based compensation expense was $80,000 compared to $524,000 in the 2007 third quarter due to the fact that $455,000 of stock option costs were capitalized to mineral property, plant and equipment in the 2008 third quarter (2007 - $nil) and the timing of accounting as some of the options issued in fiscal 2008 have vesting periods while those in fiscal 2007 all vested on issuance;
  During the 2007 third quarter, the Company issued $1,290,000 of bonus shares for the successful completion of Milestone 3 (completion of a DFS which indicates that commercial production from the NorthMet Project is viable), and
  Interest income in the third quarter of 2008 was $381,000 compared to $89,000 in third quarter of 2007 due primarily to higher cash balances as a result of the completion of a private placement late in April 2007.

General and Administrative expenses in the three months ended 31 October 2007, excluding non-cash stock based compensation expenses related to incentive stock options, was $905,000 compared with $1,927,000 for the three months ended 31 October 2006 as higher Office and corporate wage expenses in the current period as a result of additional personnel were more than offset by the aforementioned bonus shares in the prior year period.

The Other Comprehensive Loss in the quarter of $27,000 (prior year period - $nil) relates to the mark-to-market on the Company’s investment which has been designated as “available for sale”. On 7 December 2007, the market value of the Company’s investment had decreased to $1,689,000 from $2,326,000 at 31 October 2007.

b)	Cash Flows:

Cash used in operating activities in the three months ended 31 October 2007 was $315,000 compared to cash used in the three months ended 31 October 2006 of $2.294 million. The variance in cash related to operating activities is due to the decrease in cash related operating expenditures described above partially offset by a decrease in prepaids in the current year period.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2007
US Funds

Cash used in financing activities for the three months ended 31 October 2007 was $350,000 compared with cash used of $72,000 in the three months ended 31 October 2006. The 2008 third quarter activity was primarily due to the scheduled repayment of $500,000 of debt (prior year period - $250,000).

Cash used in investing activities for the three months ended 31 October 2007 was $6.072 million compared with $748,000 in the three months ended 31 October 2006, with the increase being primarily the result of capitalization of site related costs for the full quarter, compared to only one month in the prior year quarter after completion of the DFS late in September 2006.

Total cash for the three months ended 31 October 2007 decreased by $6.737 million for a balance of $28.567 million compared to the three months ended 31 October 2006 where cash decreased $3.114 million to a balance of $14.191 million.

c)	Capital Expenditures:

During the three months ended 31 October 2007 the Company capitalized $7.727 million (2006 - $803,000) of costs primarily directly related to site activity, the draft EIS and permitting after the completion of the DFS and the purchase of equipment including a used drill as well as $15,000 (2006 - $1.247 million) of costs related to the agreement with BNPP to assist the Company in all aspects of preparation for construction finance.

For the nine months ended 31 October 2007 compared to the nine months ended 31 October 2006

a)	Loss for the Period:

During the nine months ended 31 October 2007, the Company incurred a loss of $1.781 million ($0.01 loss per share) compared to a loss of $16.307 million ($0.14 loss per share) in the prior year period. The decrease in the net loss for the period was primarily attributable to:

  Upon completion of the DFS in late September 2006, the Company commenced capitalizing those costs directly related to the NorthMet Project (prior to this those costs had been expensed in line with the Company’s accounting policy in this area);
  During the nine months ended 31 October 2007 stock-based compensation expense was $596,000 compared to $4.662 million in the prior year period due to the fact that $1.952 million of stock option costs were capitalized to mineral property, plant and equipment in the nine months ended 31 October 2007 (prior year period - $nil) and the timing of accounting as some of the options issued in fiscal 2008 have vesting periods while those in fiscal 2007 all vested on issuance;
  During the nine months ended 31 October 2006, the Company issued $1,290,000 of bonus shares for the successful completion of Milestone 3 (completion of a DFS which indicates that commercial production from the NorthMet Project is viable), and
  Interest income in the nine months ended 31 October 2007 was $892,000 compared to $318,000 in the prior year period due primarily to higher cash balances as a result of the completion of a private placement late in April 2007.

General and Administrative expense in the nine months ended 31 October 2007, excluding non-cash stock based compensation related to incentive stock options, was $2.692 million

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2007
US Funds

compared with $3.192 million for the prior year period as increased corporate activities and higher Office and corporate wage expenses as a result of additional personnel and cash bonuses paid out in the current period were more than offset by the aforementioned bonus shares in the prior year period.

Foreign exchange translation gains were $592,000 for the nine months ended 31 October 2007 (prior year period – gain of $44,000) due to the increasing strength of the Canadian dollar compared to the U.S. dollar.

The Other Comprehensive Loss in the nine months ended 31 October 2007 of $169,000 (prior year period - $nil) relates to the mark-to-market on the Company’s investment which has been designated as “available for sale”. On 7 December 2007, the market value of the Company’s investment had decreased to $1,689,000 from $2,326,000 at 31 October 2007.

b)	Cash Flows:

Cash used in operating activities in the nine months ended 31 October 2007 was $2.048 million compared to cash used in the nine months ended 31 October 2006 of $10.948 million. The variance in cash related to operating activities is due to the decrease in cash related operating expenditures described above, partially offset by an increase in prepaids in the current year period.

Cash provided by financing activities for the nine months ended 31 October 2007 was $37.940 million compared with $14.274 million in the nine months ended 31 October 2006. The current period activity was primarily due to the private placement which closed in April and $1,500,000 of scheduled repayment of debt (prior year period - $750,000) and financing costs of $283,000 relating to BNPP (prior year period - $50,000). In the nine months ended 31 October 2006 option and warrant exercises provided cash of $15.074 million (current year period -$200,000).

Cash used in investing activities for the nine months ended 31 October 2007 was $16.222 million compared with $770,000 in the nine months ended 31 October 2006, with the increase being the result of capitalization of site related costs for the full period, compared to only one month in the prior year quarter after completion of the DFS late in September 2006, and the purchase of $2.495 million of common shares of a publicly traded Canadian mining company whose primary business is the operation of a recently recommissioned base metal mine.

Total cash for the nine months ended 31 October 2007 increased by $19.670 million for a balance of $28.567 million compared to the nine months ended 31 October 2006 where cash increased by $2.520 million to a balance of $14.191 million.

c)	Capital Expenditures:

During the nine months ended 31 October 2007 the Company capitalized $18.140 million (2006 - $969,000) of costs primarily directly related to site activity, the draft EIS and permitting after the completion of the DFS and the purchase of equipment including a used drill as well as $283,000 (2006 - $1.247 million) of costs related to the agreement with BNPP to assist the Company in all aspects of preparation for construction finance.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2007
US Funds

Summary of Quarterly Results
(All figures in Thousands of U.S. dollars except Loss per share)

Three Months Ended	Oct. 31	July 31	Apr. 30	Jan. 31	Oct. 31	July 31	Apr. 30	Jan. 31
	2007	2007	2007	2007	2006	2006	2006	2006
	$	$	$	$	$	$	$	$
Total Revenues	-	-	-	-	-	-	-	-
Pre-feasibility costs	-	-	-	-	(1,708)	(3,441)	(3,695)	(4,273)
General and
Administrative	(985)	(1,008)	(1,295)	(1,120)	(2,451)	(1,098)	(4,305)	(2,070)
Other Income
(Expenses)	611	498	398	(466)	295	(26)	122	41
Net Loss	(374)	(510)	(897)	(1,586)	(3,864)	(4,565)	(7,878)	(6,289)
Loss per share	(0.00)	(0.00)	(0.01)	(0.01)	(0.03)	(0.04)	(0.07)	(0.08)

Significant items to report for the quarterly results are as follows:

The net loss included stock based compensation expense for the quarters ended:
1.	31 October 2007 - $80,000
2.	31 July 2007 - $125,000
3.	30 April 2007 - $391,000
4.	31 January 2007 - $61,000
5.	31 October 2006 - $524,000
6.	31 July 2006 - $349,000
7.	30 April 2006 - $3,789,000
8.	31 January 2006 - $1,602,000

Financing Activities

During the nine months ended 31 October 2007 the Company issued 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant (for accounting purposes, the value of the units was bifurcated between the common shares and the warrants). Each whole warrant is exercisable into a common share at a price of US$4.00 at any time until 13 October 2008, subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company has paid finders’ fees totaling US$1.43 million in cash, 150,000 shares and 520,000 broker warrants having the same terms as the warrants described above. During the period the Company also issued 305,000 shares upon exercise of options for proceeds of $200,000.

During the nine months ended 31 October 2006 the Company issued:

i)	14,662,703 shares upon the exercise of warrants for proceeds of $14.310 million;

ii)	2,193,000 shares upon the exercise of options for proceeds of $765,000, and

iii)	2,350,000 shares under the Company’s Bonus Share Plan for deemed proceeds of $1.289 million.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2007
US Funds

Liquidity And Capital Resources

As at 31 October 2007 the Company had working capital of $26.254 million compared with $5.650 million at 31 January 2007 consisting primarily of cash of $28.567 million (31 January 2007 - $8.897 million), prepaids of $497,000 (31 January 2007 - $210,000) investments of $2.326 million (31 January 2007 - $nil) accounts payable and accrued liabilities of $3.512 million (31 January 2007 - $1.518 million) and the current portion of the notes to Cliffs of $1.726 million (31 January 2007 - $2.000 million). The Company expects to pay the remaining balance of $10.668 million (31 January 2007 - $11.853 million) long term notes to Cliffs from working capital, additional financing and funds from operations once commercial production has commenced. The Company’s cash is primarily held in deposits and bearer deposits of a major Canadian bank and does not include any exposure to asset-backed commercial paper.

As at 31 October 2007 the Company, in addition to its obligation to Cliffs as described herein, has obligations to issue shares under the Company’s Bonus Share Plan. The Company has received shareholder approval for the Bonus Shares of Milestones 1 – 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval, which will be sought when the Company is closer to completing this Milestone. To date 3,940,000 shares have been issued for the achievement of Milestones 1 and 3. The bonus shares allocated for Milestones 1 thru 4 are valued using the Company’s closing trading price on 28 May 2004 of CDN$0.75 per share, the date of the approval of the bonus plan by the disinterested shareholders. The Company also has outstanding commitments of $3.5 million.

As a result of the private placement described above, the Company is funded to meet its current obligations through to permitting and to service and repay its debt to Cliffs due in the next year.

Should the Company wish to continue to further advance the NorthMet Project to commercial production PolyMet will require additional funds. As the Company has no operating revenues, the only source of liquidity consists primarily of cash from proceeds of project debt, other debt and equity financing.

There can be no assurance that the Company will be able to continue to raise funds, in which case it may be unable to continue to advance the NorthMet Project. Should PolyMet be unable to realize on its assets and discharge its liabilities in the normal course of business, the realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

Shareholder Rights Plan

Effective 25 May 2007, the Company adopted an updated Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders’ on 27 June 2007. Under the Rights Plan, the Company has issued one right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares on 4 December 2003. All common shares subsequently issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2007
US Funds

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of CDN$50 per share, subject to adjustment (the “Exercise Price”). However, if a Flip-in Event (as defined in the Rights Plan) occurs, each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time as defined in the Rights Plan.

Related Party Transactions

The Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

(All figures in thousands of U.S. dollars)	Nine months	Nine months
	ended	ended
	31 October	31 October
	2007	2006
Rent and office charges paid to a company of which the
president is a director	20	42

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

Subsequent Events

None.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2007
US Funds

Changes in Accounting Policies Including Initial Adoption

The Company has adopted the following CICA guidelines effective for the Company commencing February 1, 2007:

a)

Section 3855 – Financial Instruments – Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost. Investments classified as held for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value.

b)

Section 1530 – Comprehensive Income - Comprehensive income or loss is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income would include the holding gains and losses from available for sale securities which are not included in net loss until realized.

c)	The adoption of Sections 1530 and 3855 did not have any impact on the opening equity and deficit of the Company.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2007
US Funds

Other MD&A Requirements

Outstanding Share Data

Authorized Capital:

Unlimited common shares without par value.

Issued and outstanding:

As at 7 December 2007, 136,841,075 common shares were issued and outstanding.

Outstanding options, warrants and convertible securities as at 7 December 2007:

Type of Security	Number	Exercise Price	Expiry Date
		(US$)
Common share warrants	8,020,000	4.00	13 October 2008
Stock options	225,000	0.42	09 March 2009
Stock options	150,000	0.79	28 April 2009
Stock options	850,000	0.69	05 July 2009
Stock options	50,000	0.83	18 October 2009
Stock options	417,500	0.68	30 March 2010
Stock options	350,000	0.89	1 May 2010
Stock options	40,000	0.98	15 June 2010
Stock options	1,690,000	1.43	19 September 2010
Stock options	280,000	1.26	24 October 2010
Common share warrants	1,100,000	4.00	30 October 2010
Stock options	225,000	1.20	5 December 2010
Stock options	3,200,000	2.89	20 March 2011
Stock options	325,000	3.11	19 June 2011
Stock options	325,000	4.00	1 September 2011
Stock options	75,000	3.68	22 September 2011
Stock options	575,000	3.46	5 January 2012
Stock options	1,250,000	2.99	12 February 2012
Stock options	400,000	2.88	8 March 2012
Stock options	250,000	2.92	12 March 2012
Stock options	50,000	2.89	23 March 2012
Stock options	360,000	3.00	4 September 2012

Effective 25 May 2007, the Company adopted a new Omnibus Share Compensation Plan (“Stock Option Plan”), which was approved by the Company’s shareholders’ on 27 June 2007. The Stock Option Plan covers the Company’s employees, directors, officers and consultants. The options are granted for varying terms ranging from two to five years. The maximum number of common shares under the stock option plan shall not exceed (i) 10% of the outstanding common shares of the Company at the time of granting of the options and (ii) 18,592,888 common shares of the Company, of which 4,940,000 common shares are reserved for issuance as awards other than options.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2007
US Funds

Risk Factors

Risks Inherent in Mining

Exploration for and development of economic deposits of minerals is subject to a number of risk factors. While the rewards for mining companies can be substantial if an economically viable discovery is made, few of the properties explored are ultimately developed into producing mines. The Company's ability to continue exploration and development of its property is dependent upon its ability to raise significant additional funds in the future. Should the Company not be able to obtain such financing, its interest in its property may be lost.

The Company's mineral operations are subject to governmental legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labor standards. In addition, the profitability of a particular mining prospect is affected by the market for base and precious metals, which entails the assessment of many factors, some of which include changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Ownership of mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous transfer history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership interests are in good standing.

The Company may become subject to liability for certain hazards against which it cannot insure, or against which it may elect not to insure, because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition of mineral properties or exploration and development.

Conflicts of Interest

Certain directors, officers or promoters of the Company are directors, officers, significant shareholders or promoters of other publicly listed companies. As a result, potential conflicts of interest may arise with respect to the exercise by such persons of their respective duties for the Company. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In the appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Absence of Dividends

The Company has never declared or paid cash dividends on its Common Shares and does not anticipate doing so in the foreseeable future. There can be no assurance that the Company's board of directors will ever declare cash dividends, which action is exclusively within its discretion. Investors cannot expect to receive a dividend on the Company's Common Shares in the foreseeable future, if at all.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2007
US Funds

Dilution

The Company may in the future grant to some or all of its own and its subsidiaries' directors, officers, insiders and key employees options to purchase the Company's Common Shares as non-cash incentives to those employees. Such options may be granted at exercise prices equal to market prices at a time when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of the then existing shareholders of the Company may be subject to additional dilution.

Also, the Company may in the future award certain bonus shares for achieving certain critical milestone events related to the NorthMet Project, to some or all of its own and its subsidiaries' directors, officers, insiders and key employees as non-cash incentives to those employees. To the extent that significant numbers of such bonus shares may be awarded, the interests of the then existing shareholders of the Company may be subject to additional dilution.

The Company is currently without a source of revenue and will most likely be required to issue additional securities to finance its operation and may also issue substantial additional securities to finance the development of any or all of its projects.

Volatility of Common Share Price and Volume

The Company's Common Shares are listed for trading on the TSX Exchange and the American Stock Exchange. Shareholders of the Company may be unable to sell significant quantities of the Common Shares into the public trading markets without a significant reduction in the price of the shares, if at all. The market price of the Common Shares may be affected significantly by factors such as changes in the Company's operating results, the availability of financings, fluctuations in the price of metals, the interest of investors, traders and others in small exploration and development stage public companies and general market conditions. In recent years the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small capitalization exploration and development companies similar to the Company, have experienced wide fluctuations, which have not necessarily been related to the operating performances, underlying asset values or future prospects of such companies. There can be no assurance that future fluctuations in the price of the Company's shares will not occur.

Management’s Responsibility for Financial Statements

The information provided in this report including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2007
US Funds

There have been no changes in the Company’s internal control over financial reporting during the nine months ended 31 October 2007 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Additional Information

Additional information related to the Company is available for view on SEDAR at www.sedar.com , www.sec.gov, and at the Company’s website www.polymetmining.com.